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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               GLOBIX CORPORATION
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                                (Name of Issuer)



                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                    37957F200
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                                 (CUSIP Number)



                                  March 7, 2005
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             (Date of Event Which Requires Filing of this Statement)




         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |X|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)


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CUSIP No. 37957F200

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1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Karen Singer, as Trustee
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Citizenship or Place of Organization
     United States
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               5.   Sole Voting Power
  NUMBER OF         4,092,594 shares
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          0 shares
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           4,092,594 shares
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    0 shares
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     4,092,594 shares
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10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                             [_]
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11.  Percent of Class Represented by Amount in Row (9)
     8.3%
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12.  Type of Reporting Person*
     IN
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*See Instructions.


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Item 1(a).        Name of Issuer:


                  GLOBIX CORPORATION


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  139 Centre Street
                  New York, NY 10013

Item 2(a).        Name of Person Filing:

                  Karen Singer, as Trustee

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Karen Singer
                  113 Jackson Drive
                  Cresskill, NJ  07626

Item 2(c).        Citizenship:

                  Karen Singer, as Trustee           United States


Item 2(d).        Title of Class of Securities:

                  common stock, $.01 par value ("Common Stock")


Item 2(e).        CUSIP Number:

                  37957F200


Item 3.           Not applicable.




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Item 4.           Ownership.

                  (a) Amount Beneficially Owned: 4,092,594 shares

                  (b) Percent of Class: 8.3%

                  (c) Number of shares as to which such person has:


                           (i) Sole power to vote or to direct the vote:
                                   4,092,594

                           (ii) Shared power to vote or to direct the vote:
                                   0 shares

                           (iii) Sole power to dispose or to direct the
                                 disposition of:

                                   4,092,594 shares

                           (iv) Shared power to dispose or to direct the
                                disposition of:

                                   0 shares

         Karen Singer is the sole trustee of The Singer Children's Management Trust, which owns 3,393,496 shares of Common Stock and 699,098 shares of Globix preferred stock (the "Preferred Stock"), which is convertible into Common Stock on a share-for-share basis. The above-referenced trust is for the benefit of the children of Karen Singer and Gary Singer.

         The shares listed above includes 2,373,468 shares of Common Stock and 699,098 shares of Preferred Stock acquired on the conversion of common stock and preferred stock of NEON Communications, Inc. ("NEON") into shares of Common Stock and Preferred Stock in connection with the merger of NEON with a subsidiary of Globix on March 7, 2005. The shares listed above also include 400,000 shares of Common Stock acquired by the Singer Children's Management Trust upon a debt-for-equity exchange with Globix that took place concurrently with the merger.

         Karen Singer is filing this Amendment No. 1 to the Statement on
Schedule 13G which was originally filed jointly by Karen Singer and Steven Singer, the brother-in-law of Karen Singer, for which they disclaimed membership in a group, as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934. Karen Singer does not have any interest in the Common Stock other than in her capacity as trustee of the above-referenced trust and Karen Singer disclaims any other interest in the Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

               Not Applicable


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Item 7.        Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not Applicable


Item 8.        Identification and Classification of Members of the Group.

               Not Applicable


Item 9.        Notice of Dissolution of Group.

         Karen Singer and Steven Singer, the brother-in-law of Karen Singer, originally filed the Statement on Schedule 13G jointly and they disclaimed membership in a group, as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934.

         All further transactions in the Common Stock reported on will be filed, if required, by Karen Singer and Steven Singer individually.

Item 10.       Certification.


         By signing below the undersigned certifies that, to the best of her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct



Dated: April __, 2005                             /s/ Karen Singer
                                                  ------------------------------
                                                  Karen Singer, as Trustee